Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 24, 2025, The Nasdaq Stock Market (the "Exchange") received from Invest Green Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one Right to acquire one-tenth (1/10) of one Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Rights, each Right to acquire one-tenth (1/10) of one Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi